The Securities & Exchange Commission,
Di[redacted]rporate Finance,
45[redacted]
W
U

07028500

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No.CO/S&B/SKT/2007/ 3373 Date: 20.11.2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

FILE NO. 32.4524

LISTING AGREEMENT: CLAUSE 36
E-Trading Arrangement

We enclose for your information a copy of our letter No. Letter No.CO/S&B/SKT/2007/3369 dated 20.11.2007 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl.

RECEIVED
NOV 2 7 2007
PROCESSING SECTION

SUPPL

PROCESSED
DEC 0 7 2007
THOMSON
FINANCIAL

*हिंदी में पत्राचार का हम स्वागत करते हैं * कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India
With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Letter No.CO/S&B/SKT/2007/3369

Date: 20.11.2007

Dear Sir,

LISTING AGREEMENT: CLAUSE 36
E-Trading Arrangement

In terms of Clause 36 of the Listing Agreement, we advise that the Bank had entered into an arrangement with M/s SBICAP Securities Limited (SSL) for providing e-trading services to our customers.

Yours faithfully,

General Manager
(Shares & Bonds)

END